EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2019 Results

BROOKFIELD, News, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2019.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2019	2018	2019	2018
Net income[1]	$82	$5	$210	$339
– per unit[2,3]	$0.07	$(0.10)	$0.14	$0.53
FFO[4]	$338	$278	$1,026	$905
– per unit[5]	$0.82	$0.71	$2.55	$2.31

Brookfield Infrastructure reported net income for the quarter of $82 million ($0.07 per unit) compared to $5 million (net loss of $0.10 per unit) in the prior year. Results for the period benefited from an increase in FFO in each of our operating segments and incremental contributions from new investments closed in the past twelve months. The prior year results included a one-time item recorded in our transport segment which impacted earnings in the comparative period.

Our business generated FFO of $338 million for the quarter, or $0.82 on a per unit basis which represents a 15% increase over the third quarter in 2018. FFO in the period benefited from organic growth of 9%, which was at the high end our long-term target range, and capital recently deployed in new investments.

“Our operations performed well and results in the quarter reflect strong underlying growth in our core business,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The outlook for our business is also positive. We currently have $1.1 billion of additional new investments that have either been secured or are in advanced stages, that will contribute meaningfully to our results once completed. We are pursuing several capital recycling initiatives, which we expect to generate between $1.5 to $2.0 billion of proceeds in the next twelve months, and these proceeds will fund future investments.”

Pollock added, “We have received a positive response thus far from the investment community regarding the creation of Brookfield Infrastructure Corporation (‘BIPC’), which we are targeting to launch in the first quarter of 2020. BIPC shares are intended to be economically equivalent to BIP units and will provide investors with an alternate way to access our global infrastructure business.”

Segment Performance

FFO from our utilities segment totaled $145 million for the quarter, compared to $130 million in the prior year. This segment delivered 9% organic growth arising from $300 million of projects that were commissioned into rate base in the last year, inflation-indexation across our portfolio and continued strength in connections activity at our U.K. regulated distribution business.

Our transport segment contributed FFO of $128 million, compared to $119 million during the same period of 2018. Results in the current quarter benefited from volume growth across our ports and toll roads, as well as higher tariffs and rates that contractually escalate with local inflation. These positive contributions were partially offset by the impact of the sales of a 33% interest in our Chilean toll road and our European port operation, both completed earlier this year.

FFO from our energy segment totaled $100 million, reflecting a 70% increase relative to the third quarter of 2018. The step-change increase was primarily driven by contributions from the acquisitions of a North American residential distributed energy business, a Canadian midstream operation and a fully contracted natural gas pipeline in India. Together, these new investments generated approximately $40 million of FFO in the current period. Results also benefited from strength at our U.S. gas transmission business as a result of new customer contracts and the commissioning of capital expansion projects.

FFO from our data infrastructure segment was $36 million for the period, almost double the amount earned in the prior year, and primarily reflects the contribution from recent investments that substantially expanded our global presence. These investments include a global data center business and a data distribution business in New Zealand. Additionally, our French telecommunication business reported organic growth of 5% primarily the result of its build-to-suit tower expansion program.

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2019	2018	2019	2018
FFO by segment
Utilities	$145	$130	$425	$438
Transport	128	119	402	389
Energy	100	59	303	179
Data Infrastructure	36	19	94	57
Corporate	(71)	(49)	(198)	(158)
FFO	$338	$278	$1,026	$905

Update on Strategic Initiatives

Over the past several months we have been active, advancing previously announced initiatives. Recently, we achieved financial close on our North American gas pipeline business with an investment of approximately $140 million (BIP’s share), as well as on our New Zealand data distribution business, investing approximately $200 million (BIP’s share). In the coming months we expect to invest a further $1.1 billion across various businesses. Here is an update on two major investment initiatives:

  North American Rail Business – In July, we announced the $8.4 billion total value take-private acquisition of Genesee & Wyoming, Inc. (‘G&W’), which we will be acquiring alongside institutional investors (BIP’s share of equity – approximately $500 million). G&W shareholder and Surface Transportation Board (STB) approvals were received in October 2019. The transaction is on track to close in the fourth quarter, following receipt of the remaining customary regulatory approvals.

  Indian Telecom Towers – We are finalizing an agreement with Reliance Jio to acquire a large-scale portfolio of 130,000 telecom towers in India. This transaction is being negotiated on a bilateral basis and leverages our existing relationship with Reliance Industries, the counterparty to the Indian pipeline business we acquired earlier this year. We have substantially completed our due diligence and are currently finalizing transaction documentation. We expect to sign the transaction in the coming weeks and anticipate investing up to $400 million (BIP’s share of equity) upon closing of the transaction in the months that follow.

Our latest phase of capital recycling has also been successful. In the coming months, we expect our liquidity position will grow by approximately $550 million, upon closing of three initiatives that were recently signed:

  Colombian regulated distribution operation – We have agreed to sell this business for $100 million of after-tax proceeds to BIP. Upon closing, which is expected in the fourth quarter, we will have earned an after-tax IRR of 18% and generated a multiple of capital of almost three times our initial investment.

  Australian district energy and distribution business – We have agreed to divest this business for approximately $280 million. Our exit price translates to an 18x EV/EBITDA multiple, a strong valuation that reflects the stability and positive growth outlook for the business. The sale is expected to close in the fourth quarter of 2019.

  Chilean toll road business – We have entered into an agreement to sell a further 33% interest in this business, at a purchase price consistent with the sale of the initial 33% interest that closed earlier this year. The sale will result in an after-tax IRR of 16% and a multiple of capital of 2.4 times. The sale is expected to close in the fourth quarter and will result in $170 million in proceeds to BIP.

Board of Directors Update

John Mullen will be stepping down from the Board of Brookfield Infrastructure in early 2020, for personal reasons. Derek Pannell, Chairman of the Board, stated, “I would like to thank John for his advice and guidance since joining the Board in 2017. His expertise and contributions have been greatly appreciated.”

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.5025 per unit, payable on December 31, 2019 to unitholders of record as at the close of business on November 29, 2019. Regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at https://bip.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2019 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on November 7, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/os4uqaax or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 4820607).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “anticipate”, “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield and Exchange LP Units, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2019 were 290.9 million and 282.9 million, respectively (2018 – 276.8 million and 276.7 million).

3. Results in a loss on a per unit basis for the three-month period ended September 30, 2018 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units for limited partnership units, for the three and nine-month periods ended September 30, 2019 were 414.6 million and 404.0 million (2018 – 394.2 million and 394.1 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sep 30, 2019	Dec 31, 2018

Assets
Cash and cash equivalents	$677	$540
Financial assets	277	224
Property, plant and equipment	15,108	12,814
Intangible assets	11,676	11,635
Investments in associates and joint ventures	4,593	4,591
Investment properties	392	190
Deferred income taxes and other	7,969	6,586
Total assets	$40,692	$36,580

Liabilities and partnership capital
Corporate borrowings	$2,107	$1,993
Non-recourse borrowings	13,848	13,113
Financial liabilities	1,378	1,280
Deferred income taxes and other	7,151	5,526

Partnership capital
Limited partners	4,738	4,513
General partner	22	22
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,912	1,823
Exchange LP units	18	71
Interest of others in operating subsidiaries	8,583	7,303
Preferred unitholders	935	936
Total partnership capital	16,208	14,668
Total liabilities and partnership capital	$40,692	$36,580

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018

Revenues	$1,664	$1,167	$4,942	$3,224
Direct operating costs	(850)	(603)	(2,488)	(1,479)
General and administrative expense	(75)	(57)	(200)	(169)
Depreciation and amortization expense	(317)	(188)	(932)	(569)
	422	319	1,322	1,007
Interest expense	(229)	(140)	(682)	(379)
Share of earnings (losses) from associates and joint ventures	36	(32)	88	(36)
Mark-to-market on hedging items	70	31	104	58
Gain on sale of associate	—	—	—	338
Other expense	(36)	(26)	(14)	(33)
Income before income tax	263	152	818	955
Income tax expense
Current	(55)	(53)	(180)	(269)
Deferred	(3)	(12)	(14)	(53)
Net income	205	87	624	633
Non-controlling interest of others in operating subsidiaries	(123)	(82)	(414)	(294)
Net income attributable to partnership	$82	$5	$210	$339

Attributable to:
Limited partners	29	(20)	65	166
General partner	41	34	118	103
Non-controlling interest – redeemable partnership units held by Brookfield	12	(9)	27	70

Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.07	$(0.10)	$0.14	$0.53

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2019 were 290.9 million and 282.9 million, respectively (2018 – 276.8 million and 276.7 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018

Operating Activities
Net income	$205	$87	$624	$633
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	46	40	78	64
Depreciation and amortization expense	317	188	932	569
Revaluation (gains) losses on hedging items, provisions and other	(4)	28	6	57
Gain on sale of associate	—	—	—	(338)
Deferred income tax expense	3	12	14	53
Change in non-cash working capital, net	22	(18)	76	(52)
Cash from operating activities	589	337	1,730	986

Investing Activities
Net (investments in) proceeds from:
Operating assets	(22)	(181)	(2,212)	(579)
Associates	(424)	(8)	(289)	1,226
Long-lived assets	(302)	(196)	(815)	(549)
Financial assets	(90)	25	(129)	(63)
Net settlements of foreign exchange contracts	23	(5)	59	(77)
Cash used by investing activities	(815)	(365)	(3,386)	(42)

Financing Activities
Distributions to limited and general partners	(263)	(229)	(764)	(686)
Net borrowings (repayments):
Corporate	578	377	68	(412)
Subsidiary	111	15	958	1,629
Net preferred units and preferred shares issued	—	185	72	342
Deposits returned to parent	(823)	—	—	—
Issuance of partnership units, net of repurchases	803	4	779	12
Capital provided by non-controlling interest, net of distributions, and other	(164)	50	726	(1,014)
Cash from (used by) financing activities	242	402	1,839	(129)

Cash and cash equivalents
Change during the period	$16	$374	$183	$815
Cash reclassified as held for sale	(16)	—	(16)	—
Impact of foreign exchange on cash	(38)	(12)	(30)	(45)
Balance, beginning of period	715	782	540	374
Balance, end of period	$677	$1,144	$677	$1,144

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended September 30		For the nine months ended September 30

US$ millions, unaudited	2019	2018	2019	2018

Adjusted EBITDA
Utilities	$190	$172	$561	$552
Transport	174	158	547	509
Energy	128	73	378	221
Data Infrastructure	46	23	121	69
Corporate	(75)	(57)	(200)	(169)
Total	463	369	1,407	1,182

Financing costs	(145)	(107)	(439)	(323)
Other income	20	16	58	46
Funds from operations (FFO)	338	278	1,026	905

Depreciation and amortization	(219)	(180)	(673)	(573)
Deferred taxes and other items	(37)	(93)	(143)	7
Net income attributable to the partnership	$82	$5	$210	$339

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2019	2018	2019	2018

Earnings per limited partnership unit[1]	$0.07	$(0.10)	$0.14	$0.53
Add back or deduct the following:
Depreciation and amortization	0.53	0.46	1.67	1.45
Deferred taxes and other items	0.22	0.35	0.74	0.33
FFO per unit[2]	$0.82	$0.71	$2.55	$2.31
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2019 were 290.9 million and 282.9 million, respectively (2018 – 276.8 million and 276.7 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP Units for limited partnership units, for the three and nine-month periods ended September 30, 2019 were 414.6 million and 404.0 million (2018 – 394.2 million and 394.1 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Sep 30, 2019	Dec 31, 2018

Assets
Operating groups
Utilities	$1,746	$1,787
Transport	3,273	3,627
Energy	3,038	2,817
Data Infrastructure	1,252	882
Cash and cash equivalents	299	238
	$9,608	$9,351

Liabilities
Corporate borrowings	$2,107	$1,993
Other liabilities	811	929
	2,918	2,922
Capitalization
Partnership capital	6,690	6,429
	$9,608	$9,351

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.